

Mail Stop 3561

December 5, 2006

Michael Dodak
Chief Executive Officer and Director
Fundstech Corp.
4425 Park Arroyo
Calabasas, CA 91302

> **Re:** **Fundstech Corp.**
> **Form SB-2**
> **Filed November 8, 2006**
> **File No. 333-138512**

Dear Mr. Dodak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 6

Our Business, page 6

1. We note your disclosure on the amount of funding that is necessary for the company's operations over the next twelve months. Also, disclose the amount of private financing raised since the company's inception.

Selling Stockholders, page 17

2.   We note that one of your four executive officers and directors contacted each of the selling stockholders in connection with the private Regulation D offerings. Tell us in your response letter how management determined that each purchaser qualified as an "accredited investor."

3.   If true, disclose Gary S. Dodak's family relationship to your CEO in footnote (5) to the table.

Directors, Executive Officers, Promoters and Control Persons, page 21

4.   We note that your management team has been restructured since inception. Briefly describe the reasons for the reassignment of duties among management. Correct the reference to Mr. Headlund as you CEO on page 27 under "Description of Property."

Competition, page 35

5.   Clarify whether you view depository institutions as competitors in the markets that you target, and if so, on what basis do you compete.

Government Regulation, page 36

6.   Revise to discuss the application of the federal anti-money laundering laws to the operation of your business. We note how your product may facilitate the transfer of large sums of money internationally (page 29) and withdrawals from ATMs at depositary institutions.

Plan of Operation, page 37

Liquidity and Capital Resources, page 37

7.   Revise the second sentence to make clear that there is "substantial" doubt (as opposed to "some" doubt) about your ability to continue as a going concern.

8.   Explain the basis for your statement earlier in your prospectus that you "expect to generate a moderate positive cash flow from operations in the year ended August 31, 2007." Provide support for such a statement by indicating when you expect material revenues from sales of your debit cards.

Financing Activities, page 38

9.   Explain what factors contributed to the difference in valuation of your common stock in connection with your March 31, 2006 and May 31, 2006 private transactions.

10.   In view of your March 8, 2006 sale of common shares to subscribers at $0.03 per share, tell us why you valued 634,000 shares issued as compensation to Don Headlund at $0.01 per share on March 31, 2006.

11.   Revise to disclose that units issued on October 24, 2006 were comprised of one share of common stock and "one half of one common share purchase warrant." Refer to Exhibit 10.11. In addition, revise in Note 4 on page F-10 as appropriate.

Application of Critical Accounting Policies, page 41

12.   It is not clear why you consider your going concern qualification and your revenue recognition policy critical accounting policies. Please refer to the staff guidance contained SEC Release 33-8040 (December 12, 2001). As our guidance makes clear, we believe it is appropriate to alert companies to the need for greater investor awareness of the sensitivity of financial statements to the methods, assumptions, and estimates underlying their preparation. This section should contain full explanations, in plain English, of your critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. With that in mind, explain why your going concern opinion and revenue recognition policy involve the application of judgments and uncertainties in the operation of your business that could have material affects on your financial statements on a going forward basis.

Financial Statements

13.   Please state that you are a Development Stage Enterprise on the face of your financial statement and comply with paragraph 11(a) of SFAS 7.

Statement of Cash Flows, F-4

14.   Revise to separately present non-cash stock compensation of $28,890 as a reconciling item under the "cash flows from operating activities" section of the Statement of Cash Flows. Refer to paragraph 28 of SFAS 95.

Statement of Stockholder's Equity, F-5

15.   Revise to separately disclose amounts allocated to the par value of your common shares.

Note 1 – Formation, Background and Operations of the Company, page F-6

Stock-Based Compensation, page F-8

16.   We note your statement that you account for equity instruments issued to employees for services based on the intrinsic value of the equity instruments issued. Tell us and disclose why you believe it is appropriate to use the intrinsic value for equity instruments granted to employees. Refer to your basis in accounting literature.

17.   In addition on page F-10 you state the Michael Dodak received 634,000 shares for $7,104, David Fan received 190,900 shares for $1,960, Paul Cox received 634,000 shares for $8,785 and Don Headlund received 634,000 shares for $6,340 in consulting services. Based on page 36, all of these share recipients appear to be employees. Tell us if and how you applied the intrinsic value method to value these shares. Also, the values of the share issued disclosed on pages 58-59 do not match the values disclosed on page F-10. Please revise or explain the differences.

Note 3. Private placements of common stock, F-10.

18.   Based on page 59, it appears that shares issued to FWD Consulting, Inc are for services rendered by David Fann, an employee. Since FWD Consulting, Inc is 100% owned by Mr. Fann, please include FWD Consulting, Inc in your response to our comment # 17 above.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Inessa Kessman, Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

CC: Cam McTavish, Esq.